Exhibit 99.2

NICE Successfully Completes Project 25 Interoperability Testing
with Cassidian Communications

Integration testing enables public safety agencies to deploy multi-vendor P25 compliant solutions with confidence

RA’ANANA, ISRAEL, March 10, 2014 – NICE Systems (NASDAQ: NICE) today announced that its audio recording solution has successfully completed interoperability testing with Cassidian Communications Inc., an Airbus Group Inc., Company,CORP25 radio trunking system. The integration enables public safety agencies and other security organizations to communicate across multiple vendors’ systems that are based on P25 industry standards.

As public safety agencies migrate to P25 systems they require an interoperable solution to record these types of communications and metadata. The integration of the NICE and Cassidian Communications systems provides this functionality along with the ability to quickly retrieve and reproduce incidents using captured radio call criteria such as talk-group and radio event data.

The combined solution also leverages NICE Inform, a multimedia incident information management solution that’s Next Gen (NG) 9-1-1 compatible. With NICE Inform, P25 radio communications, 9-1-1 calls, screen recordings, video and other multimedia information can be seamlessly assembled into a synchronous incident timeline for comprehensive investigations.

“With this certification, NICE customers worldwide can confidently migrate to a Cassidian Communications P25 environment while also leveraging the enhanced multimedia incident reconstruction capabilities of NICE Inform,” said Yaron Tchwella, President of the NICE Security Group. “This will also ensure that they are well prepared to manage multimedia communications, which will be integral to NG 9-1-1.”

"Cassidian Communications is committed to providing open, standards-based radio network solutions that support the APCO Project 25 goals of component interoperability, lower costs, while enhancing the work done by public safety agencies," said Francois Begaud, COO for  Cassidian Communications LMR line of business. "NICE’s success in the interoperability testing attests to the fact that NICE shares this commitment."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.